

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Arild Vik
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

> **Re: KNOT Offshore Partners LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 28, 2013**
> **CIK No. 0001564180**

Dear Mr. Vik:

We have received your response to our prior comment letter to you dated January 17, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 5. Please revise throughout the prospectus to clearly reflect when you are discussing the future structure of your business. We note statements such as "[w]e have a modern fleet" on page 1, the entire discussion under "Sustainable cash flow supported by charters with leading energy companies" on page 4, and similar statements elsewhere. Please revise, for instance, to say you "will" have a modern fleet or that you believe your services will be integrated with the offshore oil fields, at page 4.

Summary, page 1

2. We note your response to our prior comment 11. In one of the opening paragraphs, please provide revenue and net losses (of your Predecessor) for the most recent audited fiscal year end and interim stub. Providing this information to investors here will help them better place your disclosure in context.

3. We note your revisions and response to our prior comment 12 and reissue, in part. Please further revise to state that it is your belief that one of your principal strengths is your relationship with KNOT, at page 3 under "Our Relationship with

Knutsen," and please revise to state as a belief that you "expect to benefit from your relationship with Knot," at page 4 under "Competitive Strengths."

4. We note you response to our prior comment 13, and we reissue the comment. Please remove references to beneficial aspects of your affiliates. While a brief description of the areas of business in which your affiliates are engaged may be helpful to investors in assessing potential conflicts, discussion of beneficial aspects of your affiliates or at-length discussions are not appropriate as this is not an offering of their securities. We note for example "one of the largest shipping companies in Norway," "one of the world's largest marine transportation providers," "the world's second-largest owner of crude oil shuttle tankers," and "while KNOT intends to focus primarily on the development of newbuild and project opportunities and the operation of vessels under charters that are short term and/or variable in nature" on page 1, "the world's second-largest owner of crude oil shuttle tankers, with a fleet almost four times the size of its next largest competitor," "Predecessors of TSSI date back to 1896," "established credit-worthy customers," "NYK is listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange. It is one of the world's largest marine transportation providers, with a fleet of approximately 800 vessels," on page 3, and all but the last two sentences in the first bullet under Competitive Strengths on page 4. Similarly revise throughout as necessary, such as under the "Management's Discussion and Analysis" and "Business" sections. Discussions regarding these affiliated entities should be in the context of, and balanced with the fact that, as you discuss in your response to us, these entities are contractually obligated to provide some business opportunities to the Registrant.

5. Please also explain briefly what is meant by KNOT is your "sponsor." Clarify what you mean by "sponsor" and whether or not this is governed by any contractual arrangements.

KNOT Offshore Partners LP, page 1

6. We note your disclosure at page 2 regarding the right to purchase from KNOT other shuttle tankers. Please expand upon your discussion of what is required by the vessel's "respective acceptance by its charterer."

Summary of Conflicts of Interest and Fiduciary Duties, page 10

7. We note your response to our prior comment 20. Please revise the second bullet point to additionally clarify that when your general partner is acting in its individual capacity it may act without any fiduciary obligation to you or the unitholders whatsoever.

8. We note your response to our prior comment 23. Please revise to disclose KNOT's right to receive common units and general partner units in connection with its right to reset target distribution levels.

9. We note your response to our prior comment 39. Please revise the third bullet to state that there are circumstances where KNOT may own and operate shuttle tankers under charters of five or more years that may compete with you.

Risk Factor, page 23

Our debt levels may limit our flexibility, page 25

10. We note your response to our prior comment 29. Please revise to further explain to potential investors how your debt level may limit your ability to make cash distributions.

Business, page 130

Charters, page 136

Hire Rate, page 136

11. We note your response to our prior comment 38. It appears that under these facts and circumstances your hire rates represent information that is material to potential investors and required pursuant to Items 303(a)(3)(ii), (iii), and (iv) of Regulation S-K. Please revise to disclose this information.

    You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Catherine Gallagher
        Vinson & Elkins L.L.P.